Contact

www.linkedin.com/in/tim-allen-16b46a1 (LinkedIn)
twincities.bizjournals.com/twincities/stories/2008/11/17/focus14.html (Other)
www.arcmn.org (Other)
www.cqlc.edu (Other)

Top Skills

Mergers
Financial Reporting
Financial Analysis

Tim Allen

Partner, CFO & EVP of Corporate Services at Dominium
Minneapolis, Minnesota, United States

Summary

Named Minneapolis / St. Paul Business Journal Large Private Company CFO of the year in 2008(http://twincities.bizjournals.com/twincities/stories/2008/11/17/focus14.html)

• Proven executive leader with finance, operations and strategic planning expertise in public and private companies with multi-state / multi-market operations

• Broad-based financial accounting and treasury background with experience in financial reporting, credit facilities, subordinated debt, venture capital, banking relationships, and closely-held company tax and capital structures

• Executive level corporate strategic and financial planning and analysis, including long-range forecasting and overall strategic planning, and also supervision, development and leadership of staff

• Extensive M&A and transaction experience (over 20 successful transactions) including acquisitions, joint ventures, divestitures and minority investments. Technical skills enhanced by practical, hands-on operating experience.

• Excellent communication and presentation skills at Board of Director and executive management level

Specialties: Corporate finance, capital structure, private equity, M&A, restructuring, recapitalization, strategic planning, multi-market operations, executive leadership, financial analysis, risk management, financial reporting, GAAP, compliance, banking relationships, investor relations, leveraged finance

Experience

Dominium

Partner, CFO & EVP of Corporate Services

July 2014 - Present (8 years 4 months)

Plymouth, MN

Partner, Chief Financial Officer and Executive Vice President of Corporate Services responsible for the leadership and oversight for the accounting and finance departments. In addition, responsible for the oversight of asset management, information technology, taxes and all other administration.

Founding Contributor to the Dominium Foundation which contributes to important housing and social service organizations in the communities where Dominium Operates.

For nearly 50 years, Dominium has been committed to superior resident satisfaction by providing exceptional rental choices and sound management of apartments and townhomes. Dominium owns, develops, constructs and manages affordable rental communities with over 38,000 units in 20+ states.

The Arc Minnesota

Board Member

February 2010 - Present (12 years 9 months)

St. Paul, MN

The Arc Minnesota serves 40,000 people statewide by promoting and protecting the human rights of people with intellectual and developmental disabilities. With its Disability Days at the Capitol and Tuesdays & Thursdays at the Capitol, The Arc provides hundreds of people with an opportunity to participate in rallies, visit legislators and discuss the importance of disability programs and services. The Arc also organizes opportunities for individuals with disabilities and their families to testify at legislative hearings, and holds town hall forums where communities are able to meet with elected officials and discuss related policies. As the leading voice in Minnesota for individuals with intellectual and developmental disabilties, the ARC champions inclusion in education, occupation and housing opportunities.

Quest Education

Chief Financial Officer

March 2010 - July 2014 (4 years 5 months)

Pro Staff

COO / CFO

April 2004 - August 2009 (5 years 5 months)

Senior operations and administrative leader with oversight for finance, accounting, IT, legal, risk management, H/R, marketing, operations developement and operating lines of business

ABRA Auto Body & Glass
VP Corporate Development
2002 - 2004 (2 years)

Metris Companies
Sr. Director - Strategic Investments
2000 - 2002 (2 years)

Apogee Enterprises
Director - Planning & Analysis
1993 - 2000 (7 years)

Arthur Andersen
Sr. Consultant
1990 - 1992 (2 years)

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Education

University of Minnesota - Carlson School of Management
MBA, Finance & Strategic Management · (1994 - 1996)

University of Minnesota - Carlson School of Management
BSB, Accounting · (1986 - 1990)